Exhibit 99.1

Oncolytics Biotech® Inc. Announces Completion of Enrollment in Randomized Phase II Colorectal Cancer Study

CALGARY, Feb. 18, 2015 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics") (TSX:ONC, NASDAQ:ONCY) today announced that enrollment has been completed in a randomized Phase II study of REOLYSIN® in patients with advanced or metastatic colorectal cancer (IND 210). The trial is being sponsored and conducted by the NCIC Clinical Trials Group (NCIC CTG) at Queen's University in Kingston, Ontario.

"Colorectal cancer continues to account for a significant portion of both new cancer cases and deaths in North American men and woman, highlighting the need for ongoing research in this indication," said Dr. Brad Thompson, President and CEO of Oncolytics. "We are grateful to our colleagues at the NCIC CTG for their efforts in completing enrollment in this study in such a timely manner."

This study is an open-label, randomized, non-blinded, phase II clinical study of REOLYSIN® as first-line palliative treatment for patients with advanced or metastatic colorectal cancer. A total of 103 patients were enrolled after completion of a six-patient safety run in. Patients were randomized to receive either FOLFOX-6 and bevacizumab alone (control arm) or FOLFOX-6 and bevacizumab plus REOLYSIN® (test arm). Patients in both arms received standard doses of FOLFOX-6 and bevacizumab on a bi-weekly basis. Patients in the test arm also received intravenous REOLYSIN® at a dose of 3x1010TCID50 on days one through five of the first, second, fourth, sixth and eighth 14-day cycles, and alternate cycles thereafter.

The primary objective of the trial is to evaluate the effect of REOLYSIN® in combination with standard FOLFOX-6 and bevacizumab therapy on the progression-free survival of patients with advanced or metastatic colorectal cancer. The secondary objectives are to determine the tolerability and toxicity of the therapeutic combination; to investigate additional potential measures of efficacy, including change in CEA levels, objective response rate and overall survival; to explore potential molecular factors predictive of response, including KRAS status, by assessment of archival tumour tissue; and to assess quality of life, as measured by the EORTC QLQC30.  Although accrual is complete, follow up of patients until disease progression continues.

About Colorectal Cancer
The Canadian Cancer Society estimated that 24,400 Canadians were diagnosed with colorectal cancer and 9,300 Canadians were expected to die from the disease in 2014. The American Cancer Society estimates that 132,700 Americans will be diagnosed with colorectal cancer and 49,700 Americans are expected to die of the disease in 2015.

About the NCIC Clinical Trials Group at Queen's University
The NCIC Clinical Trials Group (NCIC CTG) is a cancer clinical trials cooperative group that conducts Phase I-III trials testing anti-cancer and supportive therapies across Canada and internationally. It is a national research program of the Canadian Cancer Society. The NCIC CTG's Central Operations and Statistics Office is located at Queen's University in Kingston, Ontario, Canada.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to Phase II colorectal cancer trial sponsored by the NCIC CTG, the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 18-FEB-15